SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

2 April 2007
                        SkyePharma PLC ("the Company")
                  Notification of Major Interest in Shares

In accordance with the Disclosure and Transparency Rules 5.1.2, we have received a notification dated 30 March 2007 from Lehman Brothers  International  (Europe)
("Lehman")  stating that as at 28 March 2007,  it held a notifiable  interest of
37,565,323 shares in SkyePharma PLC, which represents 4.61% of the voting rights in the Company.

Previous to the triggering transaction,  Lehman held 39,975,648 Ordinary Shares.
The  notification  states that the threshold that has been crossed or reached is
4%.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   April 02, 2007